EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Delta Apparel, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-61190 and No. 333-172018) on Form S-8 of Delta Apparel, Inc. of our reports dated December 10, 2014, with respect to the consolidated balance sheets of Delta Apparel, Inc. and subsidiaries as of September 27, 2014 and September 28, 2013, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for the fiscal year ended September 27, 2014 and the 13-week transition period ended September 28, 2013, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of September 27, 2014, which reports appear in the September 27, 2014 annual report on Form 10-K of Delta Apparel, Inc..
/s/ KPMG LLP
Greenville, South Carolina
December 10, 2014